SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.__)

Legacy Reserves Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

524706108
(CUSIP Number)

Baines Creek Capital, LLC
11940 Jollyville Road
Suite 210-S
Austin, Texas 78759


September 20, 2018
(Date of Event Which Requires Filing of This Statement)










If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)



NAME OF REPORTING PERSONS

Baines Creek Partners, L.P. (BCP)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
*(a)
 (b)
3
SEC USE ONLY

4
SOURCE OF FUNDS WC

5
 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6

CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


13,475,313
SOLE VOTING POWER

-0-


SHARED VOTING POWER

13,475,313
SOLE DISPOSITIVE POWER

-0-

SHARED DISPOSITIVE POWER

13,475,313

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%



TYPE OF REPORTING PERSON: CO


NAME OF REPORTING PERSONS

Baines Creek Special Purpose Partners, L.P. (BCSPP)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
*(a)
 (b)
3
SEC USE ONLY

4
SOURCE OF FUNDS WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



9,897,802 SOLE VOTING POWER

-0-

 SHARED VOTING POWER

9,897,802
SOLE DISPOSITIVE POWER

-0-

 SHARED DISPOSITIVE POWER

9,897,802
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%



TYPE OF REPORTING PERSON CO




NAME OF REPORTING PERSONS

Kevin Tracy (KT)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

*(a)
 (b)
3
SEC USE ONLY

4
SOURCE OF FUNDS PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



6,510 SOLE VOTING POWER

-0-


SHARED VOTING POWER

6,510
SOLE DISPOSITIVE POWER

-0-


SHARED DISPOSITIVE POWER

6,510
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%



TYPE OF REPORTING PERSON IN




NAME OF REPORTING PERSONS

Jeremy Carter (JC)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

*(a)
 (b)
3
SEC USE ONLY

4
SOURCE OF FUNDS PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


142,317
SOLE VOTING POWER

-0-


SHARED VOTING POWER

142,317
SOLE DISPOSITIVE POWER

-0-


SHARED DISPOSITIVE POWER

142,317
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%



TYPE OF REPORTING PERSON IN



NAME OF REPORTING PERSONS

James Schumacher (JS)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

*(a)
 (b)
3
SEC USE ONLY

4
SOURCE OF FUNDS PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


4,686
SOLE VOTING POWER

-0-


SHARED VOTING POWER

4,686
SOLE DISPOSITIVE POWER

-0-


SHARED DISPOSITIVE POWER

4,686
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%



TYPE OF REPORTING PERSON IN



NAME OF REPORTING PERSONS

Brian Williams (BW)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

*(a)
 (b)
3
SEC USE ONLY

4
SOURCE OF FUNDS PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


473,372
SOLE VOTING POWER

-0-

 SHARED VOTING POWER

473,372
SOLE DISPOSITIVE POWER

-0-


SHARED DISPOSITIVE POWER

473,372
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%



TYPE OF REPORTING PERSON IN


NAME OF REPORTING PERSONS

Baines Creek Capital, LLC (BCC)
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP
*(a)
 (b)
3
SEC USE ONLY

4
SOURCE OF FUNDS WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


-0-
SOLE VOTING POWER

24,000,000


SHARED VOTING POWER

-0-
SOLE DISPOSITIVE POWER

24,000,000
SHARED DISPOSITIVE POWER

24,000,000
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%



TYPE OF REPORTING PERSON CO








The following constitutes the Schedule 13D filed by the undersigned (the
Schedule 13D).

Item 1.	Security and Issuer.
This statement relates to the common stock, par value $0.01 per share (the Shares), of Legacy Reserves Inc., a Delaware corporation (the Issuer)
The address of the principal executive offices of the Issuer is 303 W. Wall St, Suite 1800, Midland, TX 79701.

Item 2.	Identity and Background.
(a)	This statement is filed by:

(i)	Baines Creek Partners, LP (BCP), a Delaware limited partnership;
(ii) 	Baines Creek Special Purpose Partners, LP (BCSPP), a Delaware limited partnership;
(iii) 	Kevin Tracy (KT), a citizen of Texas;
(iv) 	Jeremy Carter (JC), a citizen of Texas;
(v) 	James Schumacher (JS), a citizen of Texas;
(vi) 	Brian Williams (BW), a citizen of Texas;
(vii)	Baines Creek Capital, LLC (BCC), a Texas limited liability company.

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of the Reporting
	Persons is: 11940 Jollyville Road Suite 210-S Austin,
	Texas 78759.

(c)	The principal business of each of Baines Creek Partners, LP,
Baines Creek Special Purpose Partners, LP and Baines Creek Capital, LLC is investing in securities. The principal occupation of Messrs. Tracy, Carter, Schumacher and Williams is serving as affiliated persons of Baines Creek Capital, LLC.

(d)	No Reporting Person has, during the last five years, been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Tracy, Carter, Schumacher and Williams are citizens of the
United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Baines Creek Partners, LP,
Baines Creek Special Purpose Partners, LP and Baines Creek Capital, LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 23,373,115 Shares directly owned by Baines Creek Partners, LP,
Baines Creek Special Purpose Partners and Baines Creek Capital, LLC is approximately $ 38,804,630, including brokerage commissions.
The 6,510 Shares directly owned by Mr. Tracy were purchased with personal funds and is approximately $ 13,411, including brokerage commissions.
The 142,317 Shares directly owned by Mr. Carter were purchased with personal funds and is approximately $ 248,222, including brokerage commissions.
The 4,686 Shares directly owned by Mr. Schumacher were purchased with personal funds and is approximately $ 9,486, including brokerage commissions.
The 473,372 Shares directly owned by Mr. Williams were purchased with personal funds and is approximately $ 977,811, including brokerage commissions.

Item 4.		Purpose of Transaction.

The Reporting Persons (Baines Creek Partners, LP, Baines Creek Special Purpose Partners, LP, Baines Creek Capital, LLC, Messrs. Tracy, Carter, Schumacher and Williams) acquired the shares for investment purposes and view their investment in the Issuer as a passive investment.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.		Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 106,100,000 Shares outstanding, as of September 20, 2018, which is the total number of Shares outstanding as reported in the Issuers Form 8-K, filed with the Securities and Exchange Commission on September 20, 2018.

A.	Baines Creek Partners, L.P. (BCP)
(a)	As of the close of business on September 20, 2018, Baines Creek
Partners, L.P. (BCP) directly owned 13,475,313 Shares.
Percentage: Approximately 12.7%
(b)	1. Sole power to vote or direct vote: 13,475,313
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,475,313
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Baines Creek Partners, L.P. (BCP)
during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. 	Baines Creek Special Purpose Partners, L.P. (BCSPP)
(a)	As of the close of business on September 20, 2018, Baines Creek
Partners, L.P. (BCP) directly owned 9,897,802 Shares.
Percentage: Approximately 9.3%
(b)	1. Sole power to vote or direct vote: 9,897,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,897,802
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Baines Creek Special Purpose
Partners, L.P. (BCSPP) during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kevin Tracy
(a)	Mr. Kevin Tracy, is an affiliated person of Baines Creek Capital, LLC, as of the close of business on September 20, 2018, Mr. Tracy directly owned 6,510 Shares.
Percentage: Approximately 0.0%
(b)	1. Sole power to vote or direct vote: 6,510
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 6,510
4. Shared power to dispose or direct the disposition: -0-
(c)	Mr. Tracy has not entered into any transactions in the Shares during the past 60 days.

D.	Mr. Jeremy Carter
(a)	Mr. Jeremy Carter, is an affiliated person of Baines Creek Capital, LLC, as of the close of business on September 20, 2018, Mr. Carter directly owned 142,317 Shares.
Percentage: Approximately 0.1%
(b)	1. Sole power to vote or direct vote: 142,317
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 142,317
4. Shared power to dispose or direct the disposition: -0-
(c)	Mr. Carter has not entered into any transactions in the Shares during the past 60 days.

E.	Mr. James Schumacher
(a)	Mr. James Schumacher, is an affiliated person of Baines Creek Capital, LLC, as of the close of business on September 20, 2018, Mr. Schumacher directly owned
4,868 Shares.
Percentage: Approximately 0.0%
(b)	1. Sole power to vote or direct vote: 4,868
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 4,868
4. Shared power to dispose or direct the disposition: -0-
(c)	Mr. Schumacher has not entered into any transactions in the Shares during the past 60 days.

F.	Mr. Brian Williams
(a)	Mr. Brian Williams, is an affiliated person of Baines Creek Capital, LLC, as of the close of business on September 20, 2018, Mr. Williams directly owned 473,372 Shares.
Percentage: Approximately 0.4%
(b)	1. Sole power to vote or direct vote: 473,372
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 473,372
4. Shared power to dispose or direct the disposition: -0-
(c)	Mr. Williams has not entered into any transactions in the Shares during the past 60 days.

G.	Baines Creek Capital, LLC (BCC)
(a)	Baines Creek Capital, LLC is the investment adviser to Baines
Creek Partners, LP, Baines Creek Special Purpose Partners, LP and the employer of Messrs. Tracy, Carter, Schumacher and Williams, as of
the close of business on September 20, 2018, Baines Creek Capital,
LLC (BCC) shared power to vote and dispose or direct disposition of 24,000,000 Shares.
Percentage: Approximately 22.6%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,000,000
(c)	The transactions in the Shares by Baines Creek Capital, LLC (BCC)
during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.
On December 31, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2018

Baines Creek Partners, LP, Baines Creek Capital, LLC




By:
/s/ Brian Williams


Name:
Brian Williams


Title:
Managing Partner



Baines Creek Special Purpose Partners, LP



By:
/s/ Brian Williams



Name:
Brian Williams


Title:
 Managing Partner

Baines Creek Partners, LP, Baines Creek Capital, LLC



By:
/s/ Brian Williams



Name:
Brian Williams


Title:
 Managing Member


Kevin Tracy



By:
/s/ Kevin Tracy


Name:
Kevin Tracy


Title: Individual


Jeremy Carter



By:
/s/ Jeremy Carter


Name:Jeremy Carter


Title: Individual

James Schumacher



By:
/s/ James Schumacher


Name:
James Schumacher


Title: Individual


Brian Williams



By:
/s/ Brian Williams


Name:
Brian Williams


Title: Individual









SCHEDULE A
Transactions in the Shares During the Past Sixty Days

DATE
QUANTITY
PRICE

9/18/2018 115,400 5.00

9/18/2018
 51,991
4.94

9/12/2018
71,632
5.38

9/10/2018
10,650
5.42

9/07/2018
 45,169
5.11

9/06/2018
 47,168
 5.06

9/04/2018
 37,820
 5.42

8/31/2018
84,445
 5.38

8/30/2018
27,500
 5.39

8/29/2018
300
5.31

8/27/2018  20,550
 5.26

8/24/2018
 8,300
5.29

8/23/2018
34,548
 5.35

8/22/2018
47,801
 5.22

8/21/2018
 26,310
4.94

8/20/2018
59,995
 4.82

8/17/2018  48,772
4.71

8/16/2018
 119,099
4.51






Exhibit 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value, of Legacy Reserves Inc. This Joint Filing Agreement shall be filed as an
Exhibit to such Statement.
Dated:  September 20, 2018

Baines Creek Partners, LP, Baines Creek Capital, LLC




By:
/s/ Brian Williams


Name:
Brian Williams


Title:
Managing Partner



Baines Creek Special Purpose Partners, LP



By:
/s/ Brian Williams



Name:
Brian Williams


Title:
 Managing Partner

Baines Creek Partners, LP, Baines Creek Capital, LLC



By:
/s/ Brian Williams



Name:
Brian Williams


Title:
 Managing Member



Kevin Tracy



By:
/s/ Kevin Tracy


Name:
Kevin Tracy


Title: Individual


Jeremy Carter



By:
/s/ Jeremy Carter


Name:Jeremy Carter


Title: Individual

James Schumacher



By:
/s/ James Schumacher


Name:
James Schumacher


Title: Individual


Brian Williams



By:
/s/ Brian Williams


Name:
Brian Williams


Title: Individual